

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

November 18, 2014

<u>Via E-mail</u>
Xi Ying Kou
Chief Executive Officer
Vershire Corporation
188 Lockhart Road
Wanchai, Hong Kong 00000

> **Re:** **Vershire Corporation**
> **Registration Statement on Form S-1/A**
> **Amended on November 12, 2014**
> **File No. 333-199029**

Dear Ms. Kou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Use of Proceeds, page 17

2.   We note your response to prior comment four. Please revise to indicate how the proceeds of the offering will be invested *pending* their use for the purposes you have outlined on page 17.

Exhibits

3.   Please file an updated letter of consent from your independent registered public accounting firm in your next amendment. We note that the original consent filed with your Form S-1 is now over 30 days old.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director